EXHIBIT 99.1
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P R E S S   R E L E A S E
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      COMPTON PETROLEUM ANNOUNCES FILING UNDER NATIONAL INSTRUMENT 51-101,
              "STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES"


FOR IMMEDIATE RELEASE                                             MARCH 31, 2005
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CALGARY, ALBERTA - Compton Petroleum Corp. ("Compton" or the "Company") has
filed information regarding its oil and natural gas reserves as required under National Instrument 51-101 for the year ended December 31, 2004 on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"). The filing can be accessed electronically from the SEDAR website at www.sedar.com.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on The Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX 300 Composite Index and the TSX Mid-Cap Index.

For further information contact Compton Petroleum Corporation, E.G. Sapieha, President and CEO, N.G. Knecht, VP Finance and CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.


Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com